Exhibit 20
NEWS

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IMMEDIATE RELEASE
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FORD MOTOR COMPANY REPORTS SEPTEMBER U.S. SALES

LINCOLN, JAGUAR, LAND ROVER, AND VOLVO ALL
POST HIGHER SALES; FORD'S EXPLORER AND
FOCUS SET SEPTEMBER SALES RECORDS

DEARBORN, MI, October 1, 2002 - Higher sales for each of Ford Motor Company's luxury brands - and record sales for Ford Explorer and Ford Focus - highlighted the company's September U.S. sales results.

"We are encouraged by the company's improving market share trend," said Jim O'Connor, Ford group vice president, North America Marketing, Sales and Service. "This provides tangible evidence that we are starting to get some traction from our Revitalization Plan."

Overall, U.S. customers purchased or leased 280,319 cars and trucks from Ford, Mercury, Lincoln, Jaguar, Volvo, and Land Rover dealers in September, down five percent compared with the same period a year ago.

Lincoln sales were 38 percent higher than a year ago. Sales for the redesigned 2003 model Lincoln Town Car were up 26%, sales for the all-new Lincoln Navigator were up 27%, and sales for the Lincoln LS were 68% higher than a year ago. The all-new mid-size Lincoln Aviator SUV and redesigned Lincoln LS will debut this fall and winter, respectively.
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Jaguar dealers reported September sales of 4,222, up 40 percent compared with a year ago. September was the 14th month in a row of record sales at Jaguar. Sales for the new Jaguar S-TYPE were 57% higher than a year ago and sales for the Jaguar X-TYPE increased 76%. The new XK sports coupe debuts today (October 1) and the all-new XJ sedan was unveiled last week at the Paris Motor Show.

Land Rover dealers reported September sales of 3,569, up 75 percent. September was the 11th month in a row of record sales at Land Rover. Sales for the all-new Range Rover increased 83% and the redesigned Discovery Series is now available at Land Rover dealers.

Jaguar and Land Rover each toppled their previous full-year sales records with three months to go in the calendar year. Jaguar's September year-to-date sales were 48,006, up 61 percent compared with the same period a year ago. The previous full-year sales record for Jaguar was 44,532 (set in 2001). Land Rover's September year-to-date sales were 30,060, up 65 percent compared with a year ago. The previous full-year sales record for Land Rover was 29,380 (set in 1999).

Volvo's September sales were 8,332, up eight percent compared with a year ago. The all-new Volvo XC 90 sport utility vehicle debuts in November.

Ford dealers delivered 42,381 Ford Explorers to U.S. customers in September - a new industry sport utility vehicle record for the month. Explorer set the previous record (41,299) in 1998. Explorer sales were 33 percent higher than a year ago.

Ford Focus also set a new September record as sales climbed seven percent to 25,249. The previous record (24,755) was set in 1999.

"The Focus has been among the best selling cars in America since it was introduced in 1999," said O'Connor. "We want to take Focus to the next level by offering small car buyers the most choices and the best driving car in its class." The 2003 model Focus also provides customers a
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no-charge 5-year/100,000 mile extended service plan. The Focus is available in a four-door sedan and station wagon and three-door and five-door hatchbacks.
In addition, Ford's Special Vehicle Team has developed SVT models for each of the hatchbacks.

Explorer and Focus helped Ford, America's best selling brand of cars and trucks, to post September sales of 232,674, down six percent from a year ago.

Mercury's September sales were 18,554, down 25 percent from a year ago. Lower sales to fleet customers accounted for most of the decline. Sales for the Mercury Mountaineer were 62 percent higher than a year ago.